Exhibit 99.5

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873 Saint Paul MN 55164-0873

Phoenix New Media Limited

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

REPRESENTING ORDINARY SHARES OF

Phoenix New Media Limited

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Resolutions

The Board of Directors unanimously recommends a vote FOR all the Resolutions.

	FOR	AGAINST	ABSTAIN
Res. 1	☐	☐	☐
Res. 2	☐	☐	☐
Res. 3	☐	☐	☐
Res. 4	☐	☐	☐
Res. 5	☐	☐	☐
Res. 6	☐	☐	☐

			☐	Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.
Address change	☐	Mark box, sign and indicate changes/comments below:
			Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Phoenix New Media Limited

AGENDA

Ordinary Resolutions

1.
To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024.
2.
To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2025.
3.
To authorize the audit committee of the board of directors to fix the remuneration of the Independent Auditor.
4.
To re-elect Mr. Geng Xiao, who was appointed by the board of directors to fill a vacancy on the board on September 23, 2025, as a director of the Company.
5.
To re-elect Mr. Qi Li, who will retire by rotation pursuant to article 87(1) of the Company’s Articles of Association, as director of the Company.
6.
To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Phoenix New Media Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Phoenix New Media Limited (the “Company”) will be held at 2:00 p.m. local time, on December 4, 2025, at Floor 25, Tower B, POSCO Center, Hongtai East Street, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. New York City time, on November 28, 2025. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on October 30, 2025, will be entitled to execute the attached Voting Instruction Card.

If no American Depositary Receipt Voting Instruction Card is received by the Depositary before 9:00 a.m. New York City time, November 28, 2025, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Receipt(s) and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on October 30, 2025, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. New York City time, on November 28, 2025.

Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website https://ir.ifeng.com/.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.